U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-36885

Tantech Holdings Ltd

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On October 15, 2018, Tantech Holdings Ltd (the “Company”) issued a press release announcing that that it will hold its 2018 Annual Meeting of Shareholders on December 7, 2018, at 10:00 A.M., local time (11:00 P.M. ET on December 6, 2018), at the Company’s office at No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, PRC. Shareholders as of the record date, close of business on November 5, 2018, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that October 22, 2018 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Tantech Holdings Ltd, c/o Zhejiang Forest Bamboo Technology Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, PRC 323000, Attention: Corporate Secretary. Proposals by email should be sent to tantech@tantech.cn.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits No.	Description
99.1	Press Release dated October 15, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: October 15, 2018	By:	/s/ Zhengyu Wang
	Name:	Zhengyu Wang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer